



EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended October 31, 2002

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.	Consent of Deloitte & Touche LLP, Independent Auditors.
Exhibit 99.	Statement of Robert W. Lane, Chairman, President and Chief Executive Officer of Deere & Company and Nathan J. Jones, Senior Vice President and Chief Financial Officer of Deere & Company, as required by Section 906 of the Sarbanes-Oxley Act of 2002.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Deere & Company:

We have audited the accompanying financial statements of the John Deere Tax Deferred Savings Plan for Hourly and Incentive Paid Employees (the "Plan") as of October 31, 2002 and 2001 and for the year ended October 31, 2002 listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 21, 2003

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS OCTOBER 31, 2002 AND 2001 (IN THOUSANDS)

ASSETS:	2002	2001
PARTICIPANT-DIRECTED INVESTMENTS - AT FAIR VALUE:		
Blended Interest Fund	$ 142,981	$ 114,743
Deere & Company Common Stock Fund	71,725	65,543
Mutual Funds	186,788	219,939
Fidelity BrokerageLink Accounts	6,464	4,892
Loans to participants	6,819	7,385
Total investments	414,777	412,502
RECEIVABLES:		
Employee	822	836
Employer	26	28
Total receivables	848	864
TOTAL ASSETS	415,625	413,366
LIABILITIES - Due to brokers	403	437
NET ASSETS AVAILABLE FOR BENEFITS	$ 415,222	$ 412,929

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2002 (IN THOUSANDS)

ADDITIONS:	
INTEREST AND DIVIDEND INCOME	$ 11,339
CONTRIBUTIONS:	
Participant	25,278
Employer	1,080
Net transfers from affiliate plans	163
Total contributions	26,521
TOTAL ADDITIONS	37,860
DEDUCTIONS:	
Benefits paid to participants	24,619
Net depreciation in fair value of investments	10,948
TOTAL DEDUCTIONS	35,567
INCREASE IN NET ASSETS	2,293
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	412,929
End of year	$ 415,222

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Hourly and Incentive Paid Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are paid by the Company. The Company is the Administrator of the Plan. Fidelity Management Trust Company ("Fidelity"), Boston, Massachusetts, is the Plan Trustee, Investment Manager and Recordkeeper.

Eligibility – Employees are eligible to participate in the Plan if they are hourly employees on the United States payroll of the Company or its participating subsidiaries and have completed at least one year of service. Hourly individuals employed at the John Deere Commercial Products, Inc. and John Deere Horicon Works are immediately eligible to participate upon hire.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice response system, on-line through NetBenefits, or through a Fidelity representative. During the 2002 and 2001 calendar years, participant contributions could range from 1 percent to 25 percent of compensation, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the first payroll period of any month.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to 6 percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in short-term investment funds until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant together with earnings or losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and net earnings thereon. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2002, forfeited nonvested accounts totaled $12,122. These accounts will be used to reduce future employer contributions. There were no forfeitures for the year ended October 31, 2001.

Fund Elections – Participants in the Plan direct investment of their account balances in one or more investment funds, which include the following:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Any of nineteen Fidelity Mutual Funds

In addition, participants have access to BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 2,000 mutual funds from approximately 200 fund families.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed 54 months. Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of lay off, unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under IRS guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a 6-month suspension of participant contributions and Company matching contributions.

Plan Amendment – Effective June 19, 2002, the Plan was amended to include an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends paid on their vested shares of Company common stock in the Deere & Company Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2002 and 2001 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2002	2,110,180	$ 33.99
October 31, 2001	2,407,006	27.23

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The fair value of the fixed rate bank and investment contracts and short-term investment funds are estimated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration. Fair value of the synthetic contracts are estimated to be the market value of the underlying security plus any accrued income.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at cost plus accrued interest.

Investment Income – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers from Affiliate Plans – Represents net assets transferred into the Plan during 2002 from the John Deere Savings and Investment Plan for participants who became participants in this plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were approximately $2.3 million and approximately $1.9 million at October 31, 2002 and 2001, respectively.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement and no amounts for administrative expenses are recorded in the financial statements.

Reclassifications – Certain 2001 amounts have been reclassified to conform with the 2002 presentation.

3. INVESTMENTS

The Plan's investments which exceeded five percent of net assets available for benefits as of October 31, 2002 and 2001 are as follows (in thousands):

Description of Investment	2002	2002 Percent of Net Assets	2001	2001 Percent of Net Assets
Blended Interest Fund:				
Chase Manhattan Bank Actively Managed Fund (ACT), 6.21%			$25,382	6 %
Morgan Guaranty ACT Fund, 5.29% and 6.21%, respectively	$ 35,422	9 %	25,382	6
Rabobank Nederland ACT Fund, 5.30% and 6.21%, respectively	35,422	9		
UBS AG ACT Fund, 5.29% and 6.21%, respectively	35,422	9	25,382	6
Westdeutsche Landesbank ACT Fund, 5.29% and 6.21%, respectively	35,422	9	25,382	6
Deere & Company Common Stock Fund*	70,240	17	65,543	16
Fidelity Growth Company*			23,725	6
Fidelity Magellan Fund*	47,103	11	56,976	14
Fidelity Puritan Fund*	21,326	5	22,920	6
Fidelity Spartan U.S. Equity Index Fund*	41,260	10	51,940	13

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,948 as follows (in thousands):

	Appreciated/ (Depreciated)
Blended Interest Fund	$ 5,632
Deere & Company Common Stock Fund	17,042
Mutual Funds	(32,677)
Fidelity BrokerageLink Accounts	(945)
	$ (10,948)

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At October 31, 2002 and 2001, the Plan held 1,546,148 and 1,772,384 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $73 million and approximately $66 million at October 31, 2002 and 2001, respectively. During the year ended October 31, 2002, the Plan recorded dividend income of approximately $1.1 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity, which is the Plan's trustee, recordkeeper and investment manager.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has issued a determination letter dated January 16, 1997, indicating that the Plan, as then designed, was qualified under the IRC. The Plan has been amended since receiving that determination letter, and an application for a new determination letter has been submitted to the IRS; however, the Company believes the Plan is currently designed and being operated in accordance with applicable rules and regulations and, thus, is exempt from federal income tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
OCTOBER 31, 2002

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
BLENDED INTEREST FUND		
Fixed rate bank and investment contracts with:		
AIG Life Insurance Company Guaranteed Investment Contract (GIC) at 5.80%, maturing December 30, 2003	1,238,735	$ 1,293
Morgan Guaranty ACT Fund at 5.29%	33,579,324	33,579
Morgan Guaranty Wrapper		1,843
		35,422
Rabobank Nederland ACT Fund at 5.30%	33,578,675	33,579
Rabobank Nederland Wrapper		1,843
		35,422
UBS AG ACT Fund at 5.29%	33,578,657	33,579
UBS AG Wrapper		1,843
		35,422
Westdeutsche Landesbank ACT Fund at 5.29%	33,578,687	33,579
Westdeutsche Landesbank Wrapper		1,843
		35,422
Total Blended Interest Fund		142,981

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
DEERE & COMPANY COMMON STOCK*	2,110,180	71,725
MUTUAL FUNDS:		
FIDELITY ASSET MANAGER FUND*	243,297	3,350
FIDELITY ASSET MANAGER: GROWTH FUND*	410,415	5,023
FIDELITY ASSET MANAGER: INCOME FUND*	83,648	907
FIDELITY EQUITY INCOME FUND*	181,435	7,087
FIDELITY FREEDOM INCOME*	9,018	96
FIDELITY FREEDOM 2000*	19,129	213
FIDELITY FREEDOM 2010*	36,042	416
FIDELITY FREEDOM 2020*	16,931	181
FIDELITY FREEDOM 2030*	6,731	69
FIDELITY FREEDOM 2040*	7,859	46
FIDELITY GROWTH COMPANY FUND*	506,985	17,912
FIDELITY INTERMEDIATE BOND FUND*	416,825	4,397
FIDELITY MAGELLAN FUND*	582,304	47,103
FIDELITY OTC PORTFOLIO*	570,848	13,803
FIDELITY OVERSEAS EQUITY FUND*	294,420	6,577
FIDELITY PURITAN FUND*	1,369,667	21,326
FIDELITY RETIREMENT MONEY MARKET PORTFOLIO*	9,634,922	9,635
FIDELITY SMALL CAP INDEPENDENCE FUND*	279,267	3,787
FIDELITY SPARTAN U.S. EQUITY INDEX FUND*	1,312,773	41,260
FIDELITY US GOVERNMENT RESERVE POOL*	3,599,321	3,599
TOTAL MUTUAL FUNDS		186,788

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY BROKERAGELINK ACCOUNTS:		
AIM EQUITY FDS INC AGGRESIVE GROWTH	2,562	19
AEGIS VALUE FD INC	192	2
AIM VALUE FD CL B	344	2
ALLIANCE TECHNOLOGY FD INC	264	9
AMERICAN CENTY GOVT INCM TR	170	2
AMERICAN CENTY INTL GROWTH FUND	3,784	24
AMERICAN CENTY WORLD MUT FDS	499	2
AMERINDO FDS INC	157	1
ARTISAN INTL FUND	5,048	76
ARTISAN FDS INC	387	8
BARON ASSET FUND	185	6
BERGER OMNI SMALL CAP VALUE FUND	1,152	26
BERGER INVT PORTFOLIO TR	98	1
BERGER INVT PORTFOLIO TR	1,764	25
BERGER LARGE CAP GROWTH	3,073	23
BERKSHIRE FOCUS FUND	1,582	6
BJURMAN FDS	841	17
BLAIR WILLIAM MUT FDS INC	4,910	65
BRIDGEWAY AGGRESSIVE GROWTH FUND	300	10
CALDWELL & ORKIN FDS INC	2,003	39
CENTURY SHS TR COM	88	3
CLIPPER FD INC COM	1,334	102
COLUMBIA RL ESTATE EQ FD INC	3,918	67
DAVIS PK SER TR	1,248	24
DODGE & COX BAL FD	801	48
DODGE & COX INCOME FD	250	3
DODGE & COX STOCK FD COM	98	8
DREYFUS AGGRESSIVE VALUE FUND	974	16
EATON VANCE SPL INVT TR	505	2
FIDELITY JAPAN SMALL COMPANIES*	1,639	11
FIDELITY HONG KONG AND CHINA FUND*	534	6
FIDELITY DIVERSIFIED INTL FUND*	1,295	22
FIDELITY EUROPE CAPITAL APPR FUND*	1,028	14
FIDELITY NEW MARKETS INCOME FUND*	1,750	19
FIDELITY LATIN AMERICA FUND*	580	5
FIDELITY JAPAN FUND*	403	3
FIDELITY U S EQUITY INDEX FUND*	49	1
FIDELITY SPARTAN TOTAL MARKET INDEX*	1,918	45
FIDELITY SMALL CAP STOCK FUND*	229	3
FIDELITY LARGE CAP STOCK FUND*	427	5

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SMALL CAP STOCK FUND*	2,331	27
FIDELITY CAP & INCOME FD SH BEN INT*	11,926	68
FIDELITY CAPITAL APPRECIATION FUND*	278	4
FIDELITY CASH RESERVES*	1,125,110	1,125
FIDELITY ASSET MANAGER: AGGRESSIVE*	557	4
FIDELITY CONTRAFUND FUND*	99	4
FIDELITY UTILITIES*	1,454	13
FIDELITY MID-CAP STOCK*	2,073	34
FIDELITY EQUITY-INCOME FD INC COM*	13	1
FIDELITY REAL ESTATE INVT FUND*	715	13
FIDELITY EQUITY INCOME II FUND*	1,292	22
FIDELITY INDEPENDENCE FUND*	963	13
FIDELITY FIXED INCOME TR SHORT TERM*	5,290	47
FIDELITY SPARTAN HIGH INCOME FUND*	660	5
FIDELITY FIXED INCOME TR*	1,333	14
FIDELITY FD INC COM*	1,337	30
FIDELITY FIFTY FUND*	613	9
FIDELITY CONTRAFUND II*	876	7
FIDELITY INCOME FD GINNIE MAE*	1,549	17
FIDELITY FREEDOM 2030 FUND*	112	1
FIDELITY GROWTH COMPANY FUND*	1,386	49
FIDELITY AGGRESSIVE GROWTH FUND*	689	7
FIDELITY FOUR-IN-ONE INDEX FD*	946	17
FIDELITY OVERSEAS FD EUROPE FD*	418	8
FIDELITY LOW PRICED STOCK FUND*	5,091	126
FIDELITY GROWTH & INCOME FUND*	225	7
FIDELITY BLUE CHIP GROWTH FUND*	1,009	33
FIDELITY DIVIDEND GROWTH FUND*	17,600	397
FIDELITY SELECT ENERGY FUND*	229	5
FIDELITY SELECT TECHNOLOGY*	1,102	41
FIDELITY SELECT HEALTH CARE FUND*	525	53
FIDELITY SELECT PHARMACEUTICAL*	209	1
FIDELITY SELECT WIRELESS PORTFOLIOS*	2,783	7
FIDELITY SELECT NETWORK & *	7,678	10
FIDELITY SELECT MED EQUIPT & SYS FD*	443	7
FIDELITY SELECT*	186	2
FIDELITY SELECT UTILITIES*	438	11
FIDELITY SELECT CYCLICAL INDUSTRIES*	348	4
FIDELITY SELECT NAT GAS FUND*	594	10
FIDELITY SELECT DEVELOPING COMM FD*	3,450	33

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
FIDELITY SELECT TRANSPORT FUND*	169	4
FIDELITY SELECT FINANCIAL SVCS*	76	7
FIDELITY SELECT CONSTR & HOUSING FD*	89	2
FIDELITY SELECT REGIONAL BANKS*	59	2
FIDELITY SELECT PAPER & FOREST PROD*	21	1
FIDELITY SELECT RETAILING FUND*	456	16
FIDELITY SELECT ENERGY SERVICES*	530	15
FIDELITY SELECT BIOTECHNOLOGY FUND*	1,345	53
FIDELITY SELECT AMER GOLD FUND*	1,370	27
FIDELITY SELECT DEFENSE & AEROS FUND*	54	2
FIDELITY SELECT MONEY MARKET FUND*	672	1
FIDELITY SELECT SOFT & COMP FUND*	768	26
FIDELITY SELECT TELECOM FUND*	192	5
FIDELITY SELECT FOOD & AGRICULTURE*	71	3
FIDELITY SELECT BRKG & INVST FUND*	105	4
FIDELITY SELECT ELECTRONICS FUND*	6,664	167
FIDELITY SELECT COMPUTERS FUND*	480	11
FIDELITY EXPORT CO*	145	2
FIDELITY VALUE FUND*	495	22
FIRSTHAND TECHNOLOGY VALUE	3,239	54
FIRSTHAND TECHNOLOGY LEADERS FUND	337	3
FIRSTHAND E-COMMERCE	3,586	7
FIRSTHAND COMMUNICATIONS FUND	761	1
FIRSTHAND GLOBAL TECHNOLOGY FUND	4,543	10
FREMONT US MICRO-CAP FUND	427	8
GABELLI GOLD FD INC	366	3
GABELLI GROWTH FD SH BEN INT	6,040	119
HARRIS ASSOC OAKMARK FUND	536	16
HARRIS ASSOC INVT TR OAKMRK EQ & INC I	4,465	79
HARRIS ASSOC INVT TR OM INTL SM CP I	712	8
HARRIS ASSOC OAKMARK SELECT FUND	1,673	39
ING INTL VALUE CL A	312	3
ING EMERGING COUNTRIES CL A	214	3
INTERNET FD INC	160	3
INVESCO STK FDS INC	1,216	2
INVESCO SECTOR FDS INC ENERGY FD INV	49	1
INVESCO SECTOR FDS INC TECH FD INV CL	334	6
INVESCO SECTOR FDS INC FINAN SVCS INV	139	3
INVESCO TELECOMM #39	774	6
JACOB INTERNET FUND	7,983	5

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
JANUS INVT GROWTH & INCOME FUND	45	1
JANUS WORLDWIDE FUND	972	32
JANUS FUND 2	896	4
JANUS ORION FUND	746	3
JANUS STRATEGIC VALUE FUND	853	6
JANUS GLBL TECH FUND	593	4
JANUS GLOBAL LIFE SCIENES FD	402	5
JANUS SPECIAL SITUATIONS FUND	168	2
JANUS OLYMPUS FUND	1,731	36
JANUS HIGH-YIELD FUND	28,739	253
JANUS OVERSEAS FUND	1,596	25
JANUS MERCURY FD	8,959	134
JULIUS BAER GLOBAL INCOME	811	10
THE MEDICAL FUND	696	9
KINETICS MUT FDS INC	2,358	7
LIBERTY ACORN FOREIGN FORTY CL Z	403	4
MANAGERS SPECIAL EQUITY FUND	384	21
MARSICO FOCUS FUND	9,114	110
MATTHEWS INTL FDS	1,064	3
MERIDIAN FD INC	229	6
MIDAS FD INC	2,619	3
MONTGOMERY EMERGING MKTS FUND	457	4
MUNDER NET NET CLASS B	637	6
NAVELLIER MID CAP GROWTH FUND	632	12
NEEDHAM FDS INC	4,300	81
WHITE OAK GROWTH STOCKFUND	1,006	23
PIN OAK AGGRESSIVE STK FD	308	4
RED OAK TECH SELECT FND	6,264	26
BLACK OAK EMERGING TECH FUND	14,696	18
LIVE OAK HEALTH SCIENCES FUND	238	2
OBERWEIS MICRO-CAP FUND	586	7
PBHG CORE GROWTH FUND	384	6
PBHG FDS INC	9,112	143
PBHG SELECT EQUITY FUND	267	4
PBHG CLIPPER FOCUS	621	8
PBHG TECH & COMMUNICATION FUND	833	6
PBHG FDS INC	33,833	344
PIMCO FDS MULTI MANAGER SER	482	5
PIMCO FDS PAC INVT MGMT SER	23,419	248
PIMCO HIGH YIELD CLADD D	569	5

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
PIMCO RCM BIOTECHNOLOGY CL D	538	9
PIMCO RCM GLOBAL HEALTHCARE CLASS D	903	14
PIMCO RCM GLOBAL TECHNOLOGY INSTL	409	8
PIONEER EMERGING MKTS FD	454	4
PIONEER HIGH YIELD FD	191	2
PROFUNDS	201	2
PROFUNDS ULTRTC PRFD INV	40	1
PRUDENT SAFE HARBOR	3,061	34
PRUDENT BEAR FDS INC	3,465	26
RBB FD INC	547	8
RS EMERGING GROWTH	390	7
THE INFORMATION AGE	153	1
RS DIVERSIFIED GROWTH	119	2
ROCKLAND FDS TR	5,842	62
ROWE T PRICE CAP APPRECIATION FD	352	5
ROWE T PRICE EQUITY INC FD	170	3
ROWE T PRICE MD-CP VL FD INC	257	4
ROWE T PRICE VALUE FD INC	1,240	19
ROYCE LOW-PRICED STOCK FUND	8,702	79
ROYCE FD	311	2
RYDEX SER TR DYN VENTURE 100	20	1
RYDEX SER TR DYN TEMPEST 500	25	2
RYDEX SER TR ARKTOS FD	164	7
RYDEX OTC FUND	3,257	22
RYDEX SER TR BIOTCHNLGY INVS	473	7
SIT MUT FDS INC	10,234	74
STRONG HIGH YIELD BOND FUND	9,930	63
STRONG EQUITY GROWTH FUND	339	5
STRONG EQUITY FDS INC	59	1
STRONG GOVT SECS FD INC COM	12,608	143
TCW GALILEO TOTAL RETURN BOND CLASS	1,500	15
TURNER HEALTHCARE & BIOTECHNOLOGY II	172	2
TIP MICRO CAP INSTL	503	16
TEMPLETON DEVELOPING MKTS TR COM	453	4
THIRD AVE SMALL CAP VALUE FUND	1,573	20
THIRD AVE RL ESTATE VALUE	2,382	37
THOMPSON PLUMB FDS INC	222	7
TOCQUEVILLE TR	2,443	50
TRANSAMERICA INVS INC	4,922	63
TURNER MIDCAP FUND	1,187	18

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR HOURLY AND INCENTIVE PAID EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) OCTOBER 31, 2002 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Units	Fair Value
TWEEDY BROWNE GLOBAL VALUE FUND	382	6
TWEEDY BROWNE VALUE FUND	391	8
UNITED SERVICES WORLD GOLD FUND	949	7
UNITED SVCS GOLD SHS INC	8,903	36
VAN WAGONER FDS INC MID-CAP FD	5,964	20
VAN WAGONER POST VENTURE FUND	98	1
VAN WAGONER FDS INC TECHNOLOGY FD	285	2
VANGUARD BD INDEX FD INC COM	1,208	12
VANGUARD ASSET ALLOCATION FD INC COM	1,083	20
VANGUARD STRATEGIC EQUITY	219	3
VANGUARD TOTAL STOCK MARKET FUND	430	9
VONTOBEL FDS INC	307	6
VONTOBEL EASTERN EUROPEAN EQUITY FD	630	5
WASATCH FDS INC	13,227	42
MUHLENKAMP FUND	66	3
TOTAL FIDELITY BROKERAGELINK ACCOUNTS		6,464
LOANS TO PARTICIPANTS (at interest rates of 6.78% to 10.44%, maturing November 2002 through May 2007)*		6,819
TOTAL INVESTMENTS		$ 414,777

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

By: [signature]
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: April 24, 2003

EXHIBIT 23

Deloitte & Touche LLP
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Tel: (312) 946-3000
Fax: (312) 946-2600
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Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, and 333-62669 of Deere & Company on Form S-8 of our report dated April 21, 2003, relating to the John Deere Tax Deferred Savings Plan for Hourly and Incentive Paid Employees, appearing in this Annual Report on Form 11-K of Deere & Company for the year ended October 31, 2002.

Deloitte & Touche LLP

April 21, 2003

Deloitte
Touche
Tohmatsu

EXHIBIT 99

STATEMENT PURSUANT TO
18 U.S.C. SECTION 1350
AS REQUIRED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") on Form 11-K for the fiscal year ending October 31, 2002, as filed with the Securities and Exchange Commission (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

April 24, 2003	R. W. Lane	Chairman, President and Chief Executive Officer
April 24, 2003	Nathan J. Jones	Senior Vice President and Chief Financial Officer